Exhibit 99.1

ParaZero Secures New Order for Advanced Counter-Drone System from Global Defense and Intelligence Organization

TEL AVIV, Israel, Oct. 01, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company specializing in drone safety systems for defense and commercial drones and for urban air mobility aircraft, today announced that it has received a new purchase order for its advanced Counter-Unmanned Aerial Systems (C-UAS) solution from a global leading Tier 1 defense and intelligence OEM company. This is another significant achievement for ParaZero in its continued expansion into the defense market and the rapidly growing counter-drone market specifically.

This order follows the company’s recent success in securing an initial contract for its innovative C-UAS technology and highlights the increasing global demand for reliable, scalable, and robust solutions to mitigate threats posed by drones of various sizes.

Meeting the Evolving Threat Landscape

With drones becoming a major security concern for military and non-military organizations, ParaZero’s cutting-edge C-UAS solution offers a drone neutralization system. This technology provides essential protection for critical infrastructure, sensitive military operations, and public spaces while also ensuring minimal disruption while neutralizing aerial threats.

“Securing another order from a prestigious global defense and intelligence organization is a strong testament to the trust in our technology,” said Boaz Shetzer, CEO of ParaZero Technologies. “We believe that our C-UAS solutions address the growing demand for highly effective drone mitigation systems, and that this new order reflects our commitment to providing the highest level of safety and security to our clients.”

Expanding Capabilities in the Counter-Drone Market

As the market for counter-drone technology is expected to grow to $7.05 billion by 2029  according to a MarketandMarkets report, ParaZero continues to invest in its proprietary C-UAS platform, which integrates seamlessly with existing security systems. The platform’s high level of customization and scalability makes it ideal for a wide range of applications, including military, law enforcement and commercial operations.

ParaZero’s continued success in the counter-drone market reinforces its position as a leader in aerospace safety technology and its commitment to addressing emerging global security challenges with innovative and reliable solutions.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the trust in its technology, how its C-UAS solutions address the growing demand for highly effective drone mitigation systems, its commitment to providing the highest level of safety and security to its clients, the expected growth of the market for counter-drone technology, its position as a leader in aerospace safety technology and its commitment to addressing emerging global security challenges with innovative and reliable solutions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246